Exhibit 99.1

SAP Reports Second Quarter 2010 Results	Page 1
For Immediate Release
July 27, 2010
SAP Reports 16% Growth in Software and
Software-Related Service Revenues for the Second Quarter
8% Growth at Constant Currencies
Company Reaches 100,000 Customer Milestone
SAP Completes Tender Offer for Sybase
          WALLDORF — July 27, 2010 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the second quarter ended June 30, 2010.
FINANCIAL HIGHLIGHTS — Second Quarter 2010

	Second Quarter 20101)
	IFRS			Non-IFRS2)
							% change
€ million, unless			%			%	const.
otherwise stated	Q2 2010	Q2 2009	change	Q2 2010	Q2 2009	change	curr.3)
Software revenue	637	543	17%	637	543	17%	5%
Software and software-related service revenue	2,258	1,953	16%	2,258	1,953	16%	8%
Total revenue	2,894	2,576	12%	2,894	2,576	12%	5%
Total operating expenses	-2,120	-1,935	10%	-2,054	-1,866	10%	4%
— thereof restructuring	-1	-17	-94%	-1	-17	-94%
Operating profit	774	641	21%	840	710	18%	5%
Operating margin (%)	26.7	24.9	1.8pp	29.0	27.6	1.4pp	0.2pp
Profit after tax	491	426	15%	551	478	15%
Basic earnings per share (€)	0.41	0.36	14%	0.46	0.40	15%

1)	All figures are preliminary and unaudited.

2)	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures in the appendix for details.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating profit of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period. See Explanations of Non-IFRS Measures in the appendix for details.

SAP Reports Second Quarter 2010 Results	Page 2
Revenues — Second Quarter 2010
•	IFRS software and software-related service revenues were €2.26 billion (2009: €1.95 billion), an increase of 16% (8% at constant currencies).

•	IFRS software revenues were €637 million (2009: €543 million), an increase of 17% (5% at constant currencies).

•	IFRS total revenues were €2.89 billion (2009: €2.58 billion), an increase of 12% (5% at constant currencies).
Income — Second Quarter 2010
•	IFRS operating profit was €774 million (2009: €641 million), an increase of 21%. Non-IFRS operating profit was €840 million (2009: €710 million), an increase of 18% (5% at constant currencies). In the second quarter of 2009, the IFRS and Non-IFRS operating income was impacted by restructuring charges of €17 million resulting from a reduction of positions. In contrast, restructuring charges were not material in the second quarter of 2010.

•	IFRS operating margin was 26.7% (2009: 24.9%), an increase of 1.8 percentage points. Non-IFRS operating margin was 29.0% (2009: 27.6%), or 27.8% at constant currencies, an increase of 1.4 percentage points (0.2 percentage points at constant currencies). In contrast to the respective quarter in 2009, the second quarter of 2010 was not materially impacted by restructuring expenses which had, in the second quarter of 2009, negatively impacted the IFRS and Non-IFRS operating margin by 0.7 percentage points. However, severance expenses of €11 million (2009: €1.3 million) negatively impacted the second quarter 2010 IFRS and Non-IFRS operating margin by 0.4 percentage points (2009: 0.1 percentage points).

•	IFRS profit after tax was €491 million (2009: €426 million), an increase of 15%. Non-IFRS profit after tax was €551 million (2009: €478 million), an increase of 15%. IFRS basic earnings per share were €0.41 (2009: €0.36), an increase of 14%. Non-IFRS basic earnings per share were €0.46 (2009: €0.40), an increase of 15%. The impact, net of tax, of the severance expenses incurred in the second quarter 2010 on the second quarter 2010 IFRS and Non-IFRS basic earnings per share was €0.01. The impact, net of tax, of the restructuring expenses incurred in the second quarter 2009 on the second quarter 2009 IFRS and Non-IFRS basic earnings per share was €0.01. The IFRS effective tax rate in the second quarter of 2010 was 27.4% (2009: 28.5%).

SAP Reports Second Quarter 2010 Results	Page 3
Second Quarter 2010 Non-IFRS operating profit excludes acquisition-related charges and discontinued activities totaling €66 million (2009: €69 million). Second quarter 2010 Non-IFRS profit after tax and Non-IFRS basic earnings per share exclude acquisition-related charges and discontinued activities totaling €60 million net of tax (2009: €52 million).
“We are pleased to report another quarter of growth in software and software-related service revenue,” said Werner Brandt, CFO of SAP. “The top line results were driven by continued growth in software revenue, strong support revenue, mainly from the majority of our customers who endorsed Enterprise Support, and double-digit growth in subscription revenue.”
“Customers continue to invest for growth across large, midsized and small enterprises and within many industries,” said Bill McDermott, Co-CEO of SAP. “We had outstanding growth in strategic markets like the U.S. and we saw continued double-digit growth in key emerging markets in Latin America and Asia. This solid performance is due to renewed customer confidence, an ever-expanding ecosystem, as well as focused execution on our go-to-market strategy.”
“Our focus on customer-driven innovation is positively impacting our growth. Reaching more than 100,000 customers is a testament to the inroads we have made in expanding our volume business and our success in the small and midsized enterprise (SME) segment,” said Jim Hagemann Snabe, Co-CEO of SAP. “Our success in the SME segment creates a strong foundation for the new version of our on-demand platform SAP Business ByDesign. The new version will be available on time on July 31st and is ready for volume deployment in six countries.”
SAP Completes Tender Offer for Shares of Sybase, Inc.
SAP also announced today that it has completed the cash tender offer for all outstanding shares of common stock of Sybase. Under the terms of the agreement, Sybase will operate as a separate company under the leadership of current CEO John Chen and will remain focused on its core business. Sybase will continue to execute plans and product strategies around its core database and information management business and Sybase’s expertise in the mobile business will be a key driver for the Sybase and SAP vision for the unwired enterprise. For more details on SAP and Sybase, please visit www.sap.com/about/investor/sybase.epx.

SAP Reports Second Quarter 2010 Results	Page 4
The acquisition rounds out the Company’s three pillar strategy of providing solutions on-premise, on-demand and on-device supported by orchestration. Already the clear leader in on-premise business software solutions, the Company expects that with its aggressive push into on-demand and now on-device, with the biggest and most heterogeneous mobile platform provided by the acquisition of Sybase, it will be able to extend its reach into new user categories well beyond its traditional user base.
SAP will host a press briefing on August 19, 2010 in Boston, Massachusetts, where SAP Co-CEO Bill McDermott, Sybase CEO John Chen and members of the SAP leadership team will share details on joint company strategy and product road maps, along with planned co-innovations in mobility, analytics and database technologies. Details on the event will follow in a media alert to be issued in early August.
FINANCIAL HIGHLIGHTS — Six Months 2010

	First Half 20101)
	IFRS			Non-IFRS2)
							% change
€ million, unless			%			%	const.
otherwise stated	1H 2010	1H 2009	change	1H 2010	1H 2009	change	curr.3)
Software revenue	1,101	962	14%	1,101	962	14%	6%
Software and software-related service revenue	4,205	3,695	14%	4,205	3,706	13%	9%
Total revenue	5,403	4,974	9%	5,403	4,985	8%	4%
Total operating expenses	-4,072	-4,026	1%	-3,951	-3,879	2%	-1%
— thereof restructuring	-1	-183	-99%	-1	-178	-99%
Operating profit	1,331	948	40%	1,452	1,106	31%	20%
Operating margin (%)	24.6	19.1	5.5pp	26.9	22.2	4.7pp	3.5pp
Profit after tax	878	622	41%	986	740	33%
Basic earnings per share (€)	0.74	0.52	42%	0.83	0.62	34%

1)	All figures are preliminary and unaudited.

2)	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures in the appendix for details.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating profit of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period. See Explanations of Non-IFRS Measures in the appendix for details.

SAP Reports Second Quarter 2010 Results	Page 5
Revenues — Six Months 2010
•	IFRS software and software-related service revenues were €4.21 billion (2009: €3.70 billion), an increase of 14%. Non-IFRS software and software-related service revenues were €4.21 billion (2009: €3.71 billion), an increase of 13% (9% at constant currencies).

•	IFRS software revenues were €1.10 billion (2009: €962 million), an increase of 14% (6% at constant currencies).

•	IFRS total revenues were €5.40 billion (2009: €4.97 billion), an increase of 9%. Non-IFRS total revenues were €5.40 billion (2009: €4.99 billion), an increase of 8% (4% at constant currencies).
Six months 2009 Non-IFRS revenue figures exclude a deferred support revenue write-down from the acquisition of Business Objects of €11 million.
Income — Six Months 2010
•	IFRS operating profit was €1.33 billion (2009: €948 million), an increase of 40%. Non-IFRS operating profit was €1.45 billion (2009: €1.11 billion), an increase of 31% (20% at constant currencies). In the first half of 2009, the IFRS and Non-IFRS operating income was impacted by restructuring charges of €183 million and €178 million, respectively, resulting from a reduction of positions.

•	IFRS operating margin was 24.6% (2009: 19.1%), an increase of 5.5 percentage points. Non-IFRS operating margin was 26.9% (2009: 22.2%), or 25.7% at constant currencies, an increase of 4.7 percentage points (3.5 percentage points at constant currencies). In contrast to the respective first half of 2009, the first half of 2010 was not materially impacted by restructuring expenses which had, in the first half of 2009, negatively impacted the IFRS and Non-IFRS operating margin by 3.7 percentage points and 3.6 percentage points, respectively. However, severance expenses of €38 million (2009: €3.1 million) and unused lease space expenses of €8 million negatively impacted the IFRS and Non-IFRS operating margin by 0.9 percentage points (2009: 0.1 percentage points).

•	IFRS profit after tax was €878 million (2009: €622 million), an increase of 41%. Non-IFRS profit after tax was €986 million (2009: €740 million), an increase of 33%. IFRS basic earnings per share were €0.74 (2009: €0.52), an increase of 42%. Non-IFRS basic earnings per share were €0.83 (2009: €0.62), an increase of 34%. The impact, net of tax, of the severance and unused lease space expenses incurred in the first half of 2010 on the first half 2010 IFRS and Non-IFRS basic earnings per share was €0.03. The impact, net of tax, of the restructuring expenses incurred in the first half of 2009 on the first half 2009

SAP Reports Second Quarter 2010 Results	Page 6
IFRS and Non-IFRS basic earnings per share was €0.11. The IFRS effective tax rate in the first half year 2010 was 26.6% (2009: 29.6%). The year over year decrease in the effective tax rate mainly results from tax effects on changes in foreign currency exchange rates. The currency related tax effects recorded in the second quarter 2010 were substantially compensated by several individually minor negative tax effects.
First half 2010 Non-IFRS operating profit excludes acquisition-related charges and discontinued activities totaling €121 million (2009: €158 million). First half 2010 Non-IFRS profit after tax and Non-IFRS basic earnings per share exclude acquisition-related charges and discontinued activities totaling €108 million net of tax (2009: €118 million).
Cash Flow — Six Months 2010
Operating cash flow was €1.28 billion (2009: €1.82 billion), a decrease of 30%. The year-over-year decrease in operating cash flow resulted from 1) timing of cash inflows as the Company received significantly more payments from customers in 2009 compared to 2010 due to the onset of the financial crisis that caused 2008 payment delays; 2) net cash outflows for derivative financial instruments used for the hedging of foreign exchange risks which did not affect profit, but were higher in the first six months 2010 compared to the prior period; and 3) a one-time payment in the second quarter of 2010 from the settlement of a lawsuit with the main part of the corresponding insurance reimbursement expected to be received in subsequent periods. Free cash flow was €1.16 billion (2009: €1.72 billion), a decrease of 33%. Free cash flow was 21% of total revenues (2009: 35%). At June 30, 2010, SAP had a total group liquidity of €3.96 billion (December 31, 2009: €2.28 billion), which includes cash and cash equivalents and short term investments. At June 30, 2010, net liquidity, defined as total group liquidity less short term debt, was €2.19 billion.
Business Outlook
SAP is providing the following outlook for the full-year 2010, which now takes into account the acquisition of Sybase:
•	The Company expects full-year 2010 Non-IFRS software and software-related service revenue (1) to increase in a range of 9% — 11% at constant currencies (2009: €8.2 billion). SAP’s business, excluding the contribution from Sybase, is expected to contribute 6 — 8 percentage points to this growth.

SAP Reports Second Quarter 2010 Results	Page 7
•	The Company expects the full-year 2010 Non-IFRS operating margin to be in a range of 30% — 31% (2009: 27.4%) at constant currencies.

•	The Company projects an effective tax rate of 27.5% — 28.5% (based on IFRS) for 2010 (2009: 28.1%).

1)	Unchanged from the past, software and software-related service revenue continues to only include software and services directly related to software. Revenues from all other services (including consulting, training and Sybase’s messaging services) continue to be reported as Professional Services and Other Service Revenue.
Major Customer Wins
In the second quarter of 2010, SAP closed major contracts in key regions.
In EMEA: E.ON IT GmbH, Sisal S.p.A., Bashneft ANK OAO, Swiss Reinsurance Company Ltd., DSG Retail Ltd; In the Americas: American Water Works Service Co., U.S. Department of Agriculture, Delta Air Lines, Inc., Pelagio Oliveira S/A, Montepío Luz Saviñón I.A.P, H.D. Smith Wholesale Drug Co., United Nations; In Asia Pacific/Japan: Shanghai Huayi (Group) Company, Huaneng Lancang River Hydro Power, National Institute for Environmental Studies, Sumitomo Chemical Co.,Ltd, Malaysia Airports Holdings Berhad, Parkway Hospitals Singapore Pte Ltd.
Webcast / Supplementary Financial Information
SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (UK) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live on the Company’s website at http://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
SAP First Half 2010 Interim Report
The First Half 2010 Interim Report will be published on July 29th, 2010 and will be available for download at http://www.sap.com/investor
About SAP
SAP is the world’s leading provider of business software(*), offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 102,500 customers in over 120 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” For more information, visit www.sap.com.
# # #

(*)	SAP defines business software as comprising enterprise resource planning, business intelligence, and related applications.

SAP Reports Second Quarter 2010 Results	Page 8
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2010 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
Note to editors:
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SAP, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP Business ByDesign, R/3 and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo, Business Objects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects S.A. in the United States and in other countries. Business Objects is an SAP company. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
For more information, press only:
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For more information, financial community only:
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Follow SAP Investor Relations on Twitter at @sapinvestor.
Appendix — Financial Information to Follow

Financial Information
For the Second Quarter and Half Year 2010
- Condensed, Preliminary and Unaudited -

Page
Financial Statements (IFRS)
Income Statements — Quarter	F1
Statements of Comprehensive Income — Quarter	F2
Income Statements — Half Year	F3
Statements of Comprehensive Income — Half Year	F4
Statements of Financial Position	F5
Statements of Changes in Equity	F6
Statements of Cash Flows	F7

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F8 to F9
Revenue by Region	F10 to F11
Share-Based Compensation	F12
Free Cash Flow	F12
Days Sales Outstanding	F12
Headcount	F12
Multi-Quarter Summary	F13
Explanations of Non-IFRS Measures	F14 to F16

Financial Statements (IFRS)
CONSOLIDATED INCOME STATEMENTS OF SAP GROUP

	For the three months ended June 30
€ millions, unless otherwise stated	2010	2009	Change in %
Software revenue	637	543	17
Support revenue	1,526	1,337	14
Subscription and other software-related service revenue	95	73	30
Software and software-related service revenue	2,258	1,953	16
Consulting revenue	528	517	2
Training revenue	71	70	1
Other service revenue	18	23	-22
Professional services and other service revenue	617	610	1
Other revenue	19	13	46
Total revenue	2,894	2,576	12
Cost of software and software-related services	-415	-400	4
Cost of professional services and other services	-497	-467	6
Research and development	-397	-373	6
Sales and marketing	-658	-561	17
General and administration	-156	-123	27
Restructuring	-1	-17	-94
Other operating income/expense, net	4	6	-33
Total operating expenses	-2,120	-1,935	10
Operating profit	774	641	21
Other non-operating income/expense, net	-86	-22	>100
Finance income	11	8	38
Finance costs	-21	-28	-25
Other financial gains/losses, net	-2	-3	-33
Financial income, net	-12	-23	-48
Profit before tax	676	596	13
Income tax expense	-185	-170	9
Profit after tax	491	426	15
— Profit attributable to non-controlling interests	0	1	-100
— Profit attributable to owners of parent	491	425	16
Basic earnings per share, in €	0.41	0.36	14
Diluted earnings per share, in €	0.41	0.36	14

*	For the three months ended June 30, 2010 and 2009 the weighted average number of shares were 1,188 million (Diluted: 1,189 million) and 1,188 million (Diluted: 1,189 million), respectively (treasury stock excluded).

F1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP

	For the second quarter ended June 30
€ millions	2010	2009
Profit after tax	491	426
Gains (losses) on exchange differences on translation, before tax	142	3
Reclassification adjustments on exchange differences on translation, before tax	-11	0
Exchange differences on translation	131	3

Gains (losses) on remeasuring available-for-sale financial assets, before tax	-7	1

Reclassification adjustments on available-for-sale financial assets, before tax	0	0
Available-for-sale financial assets	-7	1
Gains (losses) on cash flow hedges, before tax	-40	-7
Reclassification adjustments on cash flow hedges, before tax	11	25
Cash flow hedges	-29	18
Actuarial gains (losses) on defined benefit plans, before tax	-5	3
Other comprehensive income before tax	90	25
Income tax relating to components of other comprehensive income	10	-6
Other comprehensive income after tax	100	19
Total comprehensive income	591	445
— attributable to non-controlling interests	1	1
— attributable to owners of parent	590	444

F2

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP

	For the three months ended June 30
€ millions, unless otherwise stated	2010	2009	Change in %
Software revenue	1,101	962	14
Support revenue	2,920	2,589	13
Subscription and other software-related service revenue	184	144	28
Software and software-related service revenue	4,205	3,695	14
Consulting revenue	1,007	1,071	-6
Training revenue	130	142	-8
Other service revenue	37	47	-21
Professional services and other service revenue	1,174	1,260	-7
Other revenue	24	19	26
Total revenue	5,403	4,974	9
Cost of software and software-related services	-814	-786	4
Cost of professional services and other services	-948	-989	-4
Research and development	-790	-738	7
Sales and marketing	-1,215	-1,074	13
General and administration	-304	-262	16
Restructuring	-1	-183	-99
Other operating income/expense, net	0	6	-100
Total operating expenses	-4,072	-4,026	1
Operating profit	1,331	948	40
Other non-operating income/expense, net	-122	-23	>100
Finance income	22	17	29
Finance costs	-33	-53	-38
Other financial gains/losses, net	-1	-6	-83
Financial income, net	-12	-42	-71
Profit before tax	1,197	883	36
Income tax expense	-319	-261	22
Profit after tax	878	622	41
— Profit attributable to non-controlling interests	1	1	0
— Profit attributable to owners of parent	877	621	41
Basic earnings per share, in €	0.74	0.52	42
Diluted earnings per share, in €	0.74	0.52	42

*	For the six months ended June 30, 2010 and 2009 the weighted average number of shares were 1,189 million (Diluted: 1,189 million) and 1,188 million (Diluted: 1,189 million), respectively (treasury stock excluded).

F3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP

	For the six months ended June 30
€ millions	2010	2009
Profit after tax	878	622
Gains (losses) on exchange differences on translation, before tax	272	35
Reclassification adjustments on exchange differences on translation, before tax	-17	0
Exchange differences on translation	255	35

Gains (losses) on remeasuring available-for-sale financial assets, before tax	-1	1

Reclassification adjustments on available-for-sale financial assets, before tax	0	0
Available-for-sale financial assets	-1	1
Gains (losses) on cash flow hedges, before tax	-72	-22
Reclassification adjustments on cash flow hedges, before tax	16	43
Cash flow hedges	-56	21
Actuarial gains (losses) on defined benefit plans, before tax	-10	2
Other comprehensive income before tax	188	59
Income tax relating to components of other comprehensive income	22	-6
Other comprehensive income after tax	210	53
Total comprehensive income	1,088	675
— attributable to non-controlling interests	1	1
— attributable to owners of parent	1,087	674

F4

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

	As at June 30, 2010 and December 31, 2009
€ millions	2010	2009	Change in %
Assets
Cash and cash equivalents	3,605	1,884	91
Other financial assets	574	486	18
Trade and other receivables	2,768	2,546	9
Other non-financial assets	217	147	48
Tax assets	202	192	5
Total current assets	7,366	5,255	40
Goodwill	5,136	4,994	3
Intangible assets	829	894	-7
Property, plant, and equipment	1,415	1,371	3
Other financial assets	337	284	19
Trade and other receivables	66	52	27
Other non-financial assets	34	35	-3
Tax assets	125	91	37
Deferred tax assets	364	398	-9
Total non-current assets	8,306	8,119	2
Total assets	15,672	13,374	17

€ millions	2010	2009	Change in %
Equity and liabilities
Trade and other payables	698	638	9
Tax liabilities	3	125	-98
Financial liabilities	219	146	50
Other non-financial liabilities	990	1,577	-37
Provisions	354	332	7
Deferred income	1,919	598	>100
Total current liabilities	4,183	3,416	22
Trade and other payables	34	35	-3
Tax liabilities	259	239	8
Financial liabilities	1,764	729	>100
Other non-financial liabilities	12	12	0
Provisions	224	198	13
Deferred tax liabilities	137	190	-28
Deferred income	88	64	38
Total non-current liabilities	2,518	1,467	72
Total liabilities	6,701	4,883	37
Issued capital	1,227	1,226	0
Treasury shares	-1,349	-1,320	2
Share premium	331	317	4
Retained earnings	8,851	8,571	3
Other components of equity	-104	-317	-67
Equity attributable to owners of parent	8,956	8,477	6
Non-controlling interests	15	14	7
Total equity	8,971	8,491	6
Equity and liabilities	15,672	13,374	17

F5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP
For the six months ended June 30

				Other Components of Equity
					Available			Equity
					for-Sale			Attributable	Non-
	Issued	Share	Retained	Exchange	Financial	Cash Flow	Treasury	to Owners	Controlling	Total
€ millions	Capital	Premium	Earnings	Differences	Assets	Hedges	Shares	of Parent	Interests	Equity
January 1, 2009	1,226	320	7,423	-395	-1	-42	-1,362	7,169	2	7,171
Profit after tax			621					621	1	622
Other comprehensive income			2	34	1	16		53		53
Share-based compensation		-2						-2		-2
Dividends			-594					-594		-594
Treasury shares transactions		-4					21	17		17
Convertible bonds and stock options exercised		4						4		4
Other			1					1		1
June 30, 2009	1,226	318	7,453	-361		-26	-1,341	7,269	3	7,272

January 1, 2010	1,226	317	8,571	-319	13	-11	-1,320	8,477	14	8,491
Profit after tax			877					877	1	878
Other comprehensive income			-3	255	-1	-41		210		210
Share-based compensation		-1						-1		-1
Dividends			-594					-594		-594
Treasury shares transactions		-5					-113	-118		-118
Convertible bonds and stock options exercised	1	20					84	105		105
June 30, 2010	1,227	331	8,851	-64	12	-52	-1,349	8,956	15	8,971

F6

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

	As at June 30
€ millions	2010	2009
Profit after tax	878	622
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	225	253
Gains/losses on disposals of non-current assets	1	3
Impairment loss on financial assets recognized in profit	0	7
Decrease/increase in sales and bad debt allowances on trade receivables	6	97
Other adjustments for non-cash items	15	13
Deferred income taxes	36	-65
Decrease/increase in trade receivables	31	628
Decrease/increase in other assets	-216	-96
Decrease/increase in trade payables, provisions and other liabilities	-802	-687
Decrease/increase in deferred income	1,108	1,048
Net cash flows from operating activities	1,282	1,823
Business combinations, net of cash and cash equivalents acquired	0	-49
Purchase of intangible assets and property, plant, and equipment	-125	-106
Proceeds from sales of intangible assets or property, plant, and equipment	17	13
Purchase of equity or debt instruments of other entities	-651	-573
Proceeds from sales of equity or debt instruments of other entities	689	233
Net cash flows from investing activities	-70	-482
Dividends paid	-594	-594
Purchase of treasury shares	-120	0
Proceeds from reissuance of treasury shares	85	10
Proceeds from issuing shares (share-based compensation)	21	4
Proceeds from borrowings	1,063	697
Repayments of borrowings	-6	0
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-14	0
Proceeds from exercise of equity-based derivative financial instruments	4	4
Net cash flows from financing activities	439	121
Effect of foreign exchange rates on cash and cash equivalents	70	-25
Net decrease/increase in cash and cash equivalents	1,721	1,437
Cash and cash equivalents at the beginning of the period	1,884	1,280
Cash and cash equivalents at the end of the period	3,605	2,717

F7

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers
(Preliminary and unaudited)
The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	637	0	637	-66	571	543	0	543	17	17	5
Support revenue	1,526	0	1,526	-88	1,438	1,337	0	1,337	14	14	8
Subscription and other software-related service revenue	95	0	95	-3	92	73	0	73	30	30	26
Software and software-related service revenue	2,258	0	2,258	-157	2,101	1,953	0	1,953	16	16	8
Consulting revenue	528	0	528	-36	492	517	0	517	2	2	-5
Training revenue	71	0	71	-4	67	70	0	70	1	1	-4
Other service revenue	18	0	18	-1	17	23	0	23	-22	-22	-26
Professional services and other service revenue	617	0	617	-41	576	610	0	610	1	1	-6
Other revenue	19	0	19	-1	18	13	0	13	46	46	38
Total revenue	2,894	0	2,894	-199	2,695	2,576	0	2,576	12	12	5

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-415	41	-374			-400	48	-352	4	6
Cost of professional services and other services	-497	1	-496			-467	1	-466	6	6
Research and development	-397	1	-396			-373	1	-372	6	6
Sales and marketing	-658	15	-643			-561	19	-542	17	19
General and administration	-156	9	-147			-123	0	-123	27	20
Restructuring	-1	0	-1			-17	0	-17	-94	-94
Other operating income/expense, net	4	0	4			6	0	6	-33	-33
Total operating expenses	-2,120	66	-2,054	107	-1,947	-1,935	69	-1,866	10	10	4

Non-IFRS Profit Numbers
Operating profit	774	66	840	-92	748	641	69	710	21	18	5
Other non-operating income/expense, net	-86	11	-75			-22	0	-22	>100	>100
Finance income	11	0	11			8	0	8	38	38
Finance costs	-21	0	-21			-28	0	-28	-25	-25
Other financial gains/losses, net	-2	0	-2			-3	0	-3	-33	-33
Financial income, net	-12	0	-12			-23	0	-23	-48	-48
Profit before tax	676	77	753			596	69	665	13	13
Income tax expense	-185	-17	-202			-170	-17	-187	9	8
Profit after tax	491	60	551			426	52	478	15	15
- Profit attributable to non-controlling interests	0	0	0			1	0	1	-100	-100
- Profit attributable to owners of parent	491	60	551			425	52	477	16	16
Non-IFRS Key Ratios
Operating margin in %	26.7		29.0		27.8	24.9		27.6	1.8pp	1.4pp	0.2pp
Effective tax rate in %	27.4		26.8			28.5		28.1	-1.1pp	-1.3pp
Basic earnings per share, in	€0.41		0.46			0.36		0.40	14	15

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period. See Explanations of Non-IFRS Measures for details.
Differences may exist due to rounding.
F8

	Six months ended June 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	1,101	0	1,101	-81	1,020	962	0	962	14	14	6
Support revenue	2,920	0	2,920	-98	2,822	2,589	11	2,600	13	12	9
Subscription and other software-related service revenue	184	0	184	-2	182	144	0	144	28	28	26
Software and software-related service revenue	4,205	0	4,205	-182	4,023	3,695	11	3,706	14	13	9
Consulting revenue	1,007	0	1,007	-41	966	1,071	0	1,071	-6	-6	-10
Training revenue	130	0	130	-5	125	142	0	142	-8	-8	-12
Other service revenue	37	0	37	0	37	47	0	47	-21	-21	-21
Professional services and other service revenue	1,174	0	1,174	-46	1,128	1,260	0	1,260	-7	-7	-10
Other revenue	24	0	24	-1	23	19	0	19	26	26	21
Total revenue	5,403	0	5,403	-229	5,174	4,974	11	4,985	9	8	4

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-814	81	-733			-786	99	-687	4	7
Cost of professional services and other services	-948	2	-946			-989	2	-987	-4	-4
Research and development	-790	3	-787			-738	2	-736	7	7
Sales and marketing	-1,215	27	-1,188			-1,074	37	-1,037	13	15
General and administration	-304	9	-295			-262	0	-262	16	13
Restructuring	-1	0	-1			-183	5	-178	-99	-99
Other operating income/expense, net	0	0	0			6	1	7	-100	-100
Total operating expenses	-4,072	121	-3,951	109	-3,842	-4,026	147	-3,879	1	2	-1

Non-IFRS Profit Numbers
Operating profit	1,331	121	1,452	-120	1,332	948	158	1,106	40	31	20
Other non-operating income/expense, net	-122	17	-105			-23	0	-23	>100	>100
Finance income	22	0	22			17	0	17	29	29
Finance costs	-33	0	-33			-53	0	-53	-38	-38
Other financial gains/losses, net	-1	0	-1			-6	0	-6	-83	-83
Financial income, net	-12	0	-12			-42	0	-42	-71	-71
Profit before tax	1,197	138	1,335			883	158	1,041	36	28
Income tax expense	-319	-30	-349			-261	-40	-301	22	16
Profit after tax	878	108	986			622	118	740	41	33
- Profit attributable to non-controlling interests	1	0	1			1	0	1	0	0
- Profit attributable to owners of parent	877	108	985			621	118	739	41	33
Non-IFRS Key Ratios
Operating margin in %	24.6		26.9		25.7	19.1		22.2	5.5pp	4.7pp	3.5pp
Effective tax rate in %	26.6		26.1			29.6		28.9	-3.0pp	-2.8pp
Basic earnings per share, in €	0.74		0.83			0.52		0.62	42	34

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Differences may exist due to rounding.

F9

REVENUE BY REGION
(Preliminary and unaudited)
The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
			Non-	Currency	constant						constant
€ millions	IFRS	Adj.*	IFRS*	Impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Software revenue by region
EMEA	241	0	241	-7	234	266	0	266	-9	-9	-12
Americas	269	0	269	-39	230	164	0	164	64	64	40
Asia Pacific Japan	127	0	127	-20	107	114	0	114	11	11	-6

Software revenue	637	0	637	-66	571	543	0	543	17	17	5

Software and software-related service revenue by region
Germany	360	0	360	0	360	329	0	329	9	9	9
Rest of EMEA	718	0	718	-26	692	701	0	701	2	2	-1
Total EMEA	1,078	0	1,078	-25	1,053	1,030	0	1,030	5	5	2
United States	616	0	616	-49	567	481	0	481	28	28	18
Rest of Americas	207	0	207	-33	174	158	0	158	31	31	10
Total Americas	822	0	822	-81	741	639	0	639	29	29	16
Japan	111	0	111	-14	97	107	0	107	4	4	-9
Rest of Asia Pacific Japan	247	0	247	-37	210	178	0	178	39	39	18
Total Asia Pacific Japan	358	0	358	-51	307	285	0	285	26	26	8

Software and software-related service revenue	2,258	0	2,258	-157	2,101	1,953	0	1,953	16	16	8

Total revenue by region
Germany	506	0	506	0	506	463	0	463	9	9	9
Rest of EMEA	884	0	884	-32	852	882	0	882	0	0	-3
Total EMEA	1,390	0	1,390	-32	1,358	1,345	0	1,345	3	3	1
United States	802	0	802	-62	740	663	0	663	21	21	12
Rest of Americas	275	0	275	-43	232	214	0	214	29	29	8
Total Americas	1,077	0	1,077	-106	971	877	0	877	23	23	11
Japan	125	0	125	-16	109	126	0	126	-1	-1	-13
Rest of Asia Pacific Japan	302	0	302	-45	257	229	0	229	32	32	12
Total Asia Pacific Japan	427	0	427	-61	366	355	0	355	20	20	3

Total revenue	2,894	0	2,894	-199	2,695	2,576	0	2,576	12	12	5

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Differences may exist due to rounding.

F10

	Six months ended June 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
			Non-	Currency	constant						constant
€ millions	IFRS	Adj.*	IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Software revenue by region
EMEA	459	0	459	-14	445	472	0	472	-3	-3	-6
Americas	440	0	440	-40	400	316	0	316	39	39	27
Asia Pacific Japan	201	0	201	-26	175	174	0	174	16	16	1

Software revenue	1,101	0	1,101	-81	1,020	962	0	962	14	14	6

Software and software-related service revenue by region
Germany	671	0	671	-1	670	605	0	605	11	11	11
Rest of EMEA	1,409	0	1,409	-45	1,364	1,307	4	1,311	8	7	4
Total EMEA	2,079	0	2,079	-44	2,035	1,912	4	1,916	9	9	6
United States	1,087	0	1,087	-23	1,064	941	6	947	15	15	12
Rest of Americas	399	0	399	-46	353	312	0	312	28	28	13
Total Americas	1,485	0	1,485	-68	1,417	1,253	6	1,259	19	18	13
Japan	208	0	208	-14	194	203	0	204	3	2	-5
Rest of Asia Pacific Japan	432	0	432	-54	378	326	0	327	33	32	16
Total Asia Pacific Japan	641	0	641	-69	572	530	1	530	21	21	8

Software and software-related service revenue	4,205	0	4,205	-182	4,023	3,695	11	3,706	14	13	9

Total revenue by region
Germany	949	0	949	0	949	895	0	896	6	6	6
Rest of EMEA	1,743	0	1,743	-56	1,687	1,673	4	1,676	4	4	1
Total EMEA	2,692	0	2,692	-56	2,636	2,568	4	2,572	5	5	2
United States	1,422	0	1,422	-27	1,395	1,313	6	1,319	8	8	6
Rest of Americas	522	0	522	-62	460	425	0	425	23	23	8
Total Americas	1,944	0	1,944	-89	1,855	1,738	6	1,744	12	11	6
Japan	235	0	235	-15	220	246	0	246	-4	-4	-11
Rest of Asia Pacific Japan	531	0	531	-68	463	422	0	423	26	26	9
Total Asia Pacific Japan	767	0	767	-84	683	668	1	669	15	15	2

Total revenue	5,403	0	5,403	-229	5,174	4,974	11	4,985	9	8	4

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Differences may exist due to rounding.

F11

SHARE-BASED COMPENSATION
(Preliminary and unaudited)

	Six months ended June 30
€ millions	2010	2009	Change in %
Share-based compensation per expense line item
Cost of software and software-related services	0	2	-100
Cost of professional services and other services	1	4	-75
Research and development	8	7	14
Sales and marketing	4	4	0
General and administration	4	3	33

Total share-based compensation	17	20	-15

Note: The share-based compensation expenses do not differ between SAP’s IFRS and non-IFRS measures.
Differences may exist due to rounding.
FREE CASH FLOW
(Preliminary and unaudited)

	Six months ended June 30
€ millions	2010	2009	Change in %
Net cash flows from operating activities	1,282	1,823	-30
Additions to non-current assets excluding additions from acquisitions	-125	-106	18

Free cash flow	1,157	1,717	-33

Differences may exist due to rounding.
DAYS SALES OUTSTANDING
(Unaudited)

	as at June 30, 2010 and December 31, 2009
	2010	2009	Change in days
Days sales outstanding in days*	73	79	-6

*	Day Sales Outstanding (DSO) measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.
NUMBER OF EMPLOYEES
(in Full-Time Equivalents)

	June 30, 2010				June 30, 2009
			Asia				Asia
			Pacific				Pacific
	EMEA	Americas	Japan	Total	EMEA	Americas	Japan	Total
Software and software-related services	3,479	1,422	2,100	7,001	3,238	1,239	1,840	6,317
Professional services and other services	6,407	3,544	2,243	12,194	6,916	3,597	2,358	12,871
Research and Development	8,288	2,458	3,600	14,346	8,620	2,553	3,889	15,062
Sales & Marketing	4,216	3,704	1,811	9,731	4,320	3,600	1,808	9,728
General & Administration	1,891	717	418	3,026	1,945	750	418	3,113
Infrastructure	1,044	471	208	1,723	888	409	179	1,476

SAP Group (June 30)	25,325	12,316	10,380	48,021	25,927	12,148	10,492	48,567

SAP Group (average H1)	25,314	12,117	10,304	47,735	26,422	12,712	10,877	50,011

F12

MULTI-QUARTER SUMMARY
(IFRS and non-IFRS; preliminary und unaudited)

€ millions, unless otherwise stated	Q2/2010	Q1/2010	Q4/2009	Q3/2009	Q2/2009	Q1/2009
Software revenue (IFRS)	637	464	1,120	525	543	418
Revenue adjustment*	0	0	0	0	0	0
Software revenue (Non-IFRS)	637	464	1,120	525	543	418

Support revenue (IFRS)	1,526	1,394	1,364	1,333	1,337	1,252
Revenue adjustment*	0	0	0	0	0	11
Support revenue (Non-IFRS)	1,526	1,394	1,364	1,333	1,337	1,263

Subscription and other software-related service revenue (IFRS)	95	89	82	79	73	71
Revenue adjustment*	0	0	0	0	0	0
Subscription and other software-related service revenue (Non-IFRS)	95	89	82	79	73	71

Software and software-related service revenue (IFRS)	2,258	1,947	2,566	1,937	1,953	1,741
Revenue adjustment*	0	0	0	0	0	11
Software and software-related service revenue (Non-IFRS)	2,258	1,947	2,566	1,937	1,953	1,752

Total revenue (IFRS)	2,894	2,509	3,190	2,508	2,576	2,397
Revenue adjustment*	0	0	0	0	0	11
Total revenue (Non-IFRS)	2,894	2,509	3,190	2,508	2,576	2,408

Operating profit (IFRS)	774	557	1,022	619	641	307
Revenue adjustment*	0	0	0	0	0	11
Expense adjustment*	66	54	113	68	69	78
Operating profit (Non-IFRS)	840	612	1,134	687	710	396

Operating margin (IFRS)	26.7	22.2	32.0	24.7	24.9	12.8
Operating margin (Non-IFRS)	29.0	24.4	35.5	27.4	27.6	16.4

Effective tax rate (IFRS)	27.4	25.7	31.1	20.5	28.5	31.7
Effective tax rate (Non-IFRS)	26.8	25.3	30.5	21.0	28.1	30.1

Basic earnings per share, in € (IFRS)	0.41	0.33	0.57	0.38	0.36	0.17
Basic earnings per share, in € (Non-IFRS)	0.46	0.37	0.64	0.42	0.40	0.22

Headcount**	48,021	47,598	47,584	47,810	48,567	49,922

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	in full-time equivalents at quarter end
Differences may exist due to rounding.

F13

Explanations of Non-IFRS Measures
This document discloses certain financial measures, such as non-IFRS revenues, non-IFRS expenses, non-IFRS operating income, non-IFRS operating margin, non-IFRS net income, non-IFRS earnings per share, free cash flow as well as constant currency revenue and operating income measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with IFRS. Our non-IFRS financial measures included in this document are reconciled to the nearest IFRS measure in the tables on the pages F8 to F13 above.
We believe that the supplemental historical and prospective non-IFRS financial information presented here provides useful supplemental information to investors because it is the same information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with IFRS — to attain a more transparent understanding of our past performance and our future results. The non-IFRS measures as defined below replaced the Non GAAP measures which we used until the termination of our US GAAP reporting. We use these non-IFRS measures consistently in our planning and forecasting, reporting, compensation and external communication. Specifically,
•	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

•	The variable remuneration components of our board members and employees are based on revenue and operating profit. However, the basis for the compensation is on non-IFRS revenue and non-IFRS operating profit rather than the respective IFRS measures.

•	The annual budgeting process involving all management units is based on non-IFRS revenues and non-IFRS operating income numbers rather than IFRS numbers with costs such as share-based compensation and restructuring only being considered on corporate level.

•	All monthly forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than IFRS numbers.

•	Both, company-internal target setting and guidance provided to the capital markets are based on non-IFRS revenues and non-IFRS income measures rather than IFRS numbers.
We believe that our non-IFRS measures are useful to investors for the following reasons:
•	The non-IFRS measures provide investors with insight into management’s decision-making since management uses these non-IFRS measures to run our business and make financial, strategic and operating decisions.

•	The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions.
Our non-IFRS financial measures reflect adjustments based on the items below, as well as the related income tax effects:
Non-IFRS revenue:
Revenues in this document identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by an entity acquired by SAP had it remained a stand-alone entity but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisition.
Under IFRS, we record at fair value the support contracts in effect at the time an entity was acquired. Consequently, our IFRS support revenue, our IFRS software and software-related service revenue and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this revenue impact (if significant) provides additional insight into the comparability across periods of our ongoing performance.
Non-IFRS operating expense:
Operating expense figures in this report that are identified as non-IFRS operating expense have been adjusted by excluding the following acquisition-related charges:
•	Acquisition related charges
•	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property (including purchased in-process research and development)

•	Restructuring expenses and settlements of pre-existing relationships incurred in connection with a business combination

•	Acquisition-related third-party expenses
•	Discontinued Activities: Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business

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Non-IFRS operating income, non-IFRS operating margin, non-IFRS net income and non-IFRS earnings per share:
Operating income, operating margin, net income and earnings per share in this document identified as non-IFRS operating income, non-IFRS operating margin, non-IFRS net income and non-IFRS earnings per share have been adjusted from the respective operating income, operating margin, net income and earnings per share numbers as recorded under IFRS by adjusting for the above mentioned non-IFRS revenues and non-IFRS expenses.
We exclude the acquisition related expense adjustments for the purpose of calculating non-IFRS operating income, non-IFRS operating margin, non-IFRS net income and non-IFRS earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for the purpose of evaluating the performance of management units.
We include the revenue adjustments outlined above and exclude the expense adjustments when making decisions to allocate resources, both on a Company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of the Company’s comparative operating performance from period to period. We believe that our non-IFRS financial measures described above have limitations, which include but are not limited to the following:
•	The eliminated amounts may be material to us.

•	Without being analyzed in conjunction with the corresponding IFRS measures the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:
•	While our non-IFRS income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues and other revenues that result from the acquisitions.

•	The acquisition-related charges that we eliminate in deriving our non-IFRS income numbers are likely to recur should SAP enter into material business combinations in the future.

•	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS income numbers is a recurring expense that will impact our financial performance in future years.

•	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating income and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. We refer to these activities as “discontinued activities.” Under our U.S. GAAP which we provided until 2009, we presented the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional non-IFRS adjustment to our IFRS numbers for the results of our discontinued TomorrrowNow activities is useful to investors for the following reasons:
•	Despite the migration from U.S. GAAP to IFRS, we will continue to internally view the ceased TomorrowNow activities as discontinued activities and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise of expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP will use internally beginning in 2010 with our migration to IFRS.
•	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.
We believe, however, that the presentation of the non-IFRS measures in conjunction with the corresponding IFRS measures as well as the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-IFRS measures and the relevant IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with IFRS.

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Free Cash Flow
We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand the organic business have been paid off. This assists management with the supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus additions to non-current assets, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with IFRS.
Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous year instead of the report year.
We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-IFRS revenue and non-IFRS operating income on the one hand and changes in revenue, expenses, income, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, expenses, income, or other measures of financial performance prepared in accordance with IFRS.

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